Mail Stop 3561

December 5, 2007

Gregory Scott, President
bebe stores, inc.
4000 Valley Drive
Brisbane, CA94005

     Re: **bebe stores, inc.**
              Form 10-KSB for Fiscal Year Ended
                    July 7, 2007
              File No. 0-24395

Dear Mr. Scott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signatures

1. Please include the signature of the controller or principal accounting officer and designate it accordingly.

Schedule 14A

Compensation Discussion and Analysis, page 10

1. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved by your named executive officers to earn their cash incentive bonuses and performance-based restricted stock unit bonuses. For example, we note the Cash Incentive Plan with its "Total Award" consisting of four components. In addition, we note "certain EPS and SSS performance targets (as established by the Compensation Committee)" and "divisional goals such as division year over year comparative sales, division comparative gross margin or other divisional result goals." Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Benchmarking, page 13

2. You have stated that you consider "benchmarking" in executive compensation decisions, and you have identified a portion of the companies in the benchmark group. In future filings, in discussions of benchmarking, please identify each benchmarking company, if material. See Item 402(b)(2)(xiv).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Susann Reilly at 202-551-3236 if you have any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
       Health Care Services